

July 31, 2023

Ryan Gilbert
Chief Executive Officer
FTAC Zeus Acquisition Corp.
2929 Arch Street
Suite 1703
Philadelphia, PA 19104

      Re: FTAC Zeus Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed July 18, 2023
          File No. 001-41082

Dear Ryan Gilbert:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate & Construction

cc: Mark E. Rosenstein, Esq.